

Mail Stop 3561

November 25, 2008

Mr. Richard Goudis, CFO
Herbalife, Ltd.
P.O. Box 3069GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re:** **Herbalife, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Response Letter dated November 6, 2008**
> **File No. 001-32381**

Dear Mr. Goudis:

We have limited our review of your filings to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management Discussion and Analysis, page 48

Results of Operations, page 53

1. We read your response to our previous comment one stating that the primary driver of sales increases is the increased sales volume driven by the addition of new sales leaders and the retention of existing sales leaders. We note that you have some disclosure of volume points; however, your disclosure does not clearly discuss the increased volumes. Please clarify how the volume points explain your

changes in net sales and quantify the increased volumes sold by the addition of new sales leaders and retention of existing sales leaders.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Blaise Rhodes, at (202) 551-3774 or Nasreen Mohammed, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services